

Mail Stop 3561

February 23, 2009

E. Neville Isdell, President
Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

  RE: **Coca-Cola Company**
       Form 10-K for Fiscal Year Ended December 31, 2007
       File No. 1-02217

Dear Mr. Isdell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel and Health
                        Care Services